                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. )

                                 RCN Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    749361101
                                 (CUSIP Number)

                                    COPY TO:

David A. Fine, Esq.                                  Richard Morrison Esq.
Ropes & Gray                                         NSTAR
One International Place                              800 Boylston Street
Boston, Massachusetts 02110                          Boston, Massachusetts 02199

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)

                                  June 19, 2002
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                  ----------------------
CUSIP No.  749361101               SCHEDULE 13D             Page 2 of 10 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     NSTAR, IRS Identification No. 04-3466300
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
          N/A                                                       (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER

SHARES                   0 shares
                    ------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER

OWNED BY                 11,597,193 shares
                    ------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER

REPORTING                0 shares
                    ------------------------------------------------------------
PERSON              10.  SHARED DISPOSITIVE POWER

WITH                     11,597,193 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,597,193 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

     N/A
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%/(1)/
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------
     /(1)/ This percentage is calculated based upon 109,517,616 shares of RCN common stock outstanding, which is the sum of (a) 102,017,616 shares of RCN common stock outstanding as of March 31, 2002, as reported by RCN in its most recent filing with the Securities Exchange Commission, and (b)

                               Page 2 of 10 Pages

7,500,000 shares of common stock issued pursuant to the Exchange Agreement, as described in Item 4 of this Statement on Schedule 13D.

                               Page 3 of 10 Pages

------------------------                                  ----------------------
CUSIP No.  749361101               SCHEDULE 13D             Page 4 of 10 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     NSTAR Communications Securities Corporation
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
     N/A                                                            (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER

SHARES                   0 shares
                    ------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER

OWNED BY                 11,597,193 shares
                    ------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER

REPORTING                0 shares
                    ------------------------------------------------------------
PERSON              10.  SHARED DISPOSITIVE POWER

WITH                     11,597,193 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,597,193 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

     N/A
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%/(2)/
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
     /(2)/  See Note 1, above.

                               Page 4 of 10 Pages

------------------------                                  ----------------------
CUSIP No.  749361101               SCHEDULE 13D             Page 5 of 10 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Thomas J. May
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
     N/A                                                            (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A
--------------------------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER

SHARES                   30,969 shares
                    ------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER

OWNED BY                 11,597,193 shares
                    ------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER

REPORTING                30,969 shares
                    ------------------------------------------------------------
PERSON              10.  SHARED DISPOSITIVE POWER

WITH                     11,597,193 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,628,162 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

     N/A
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%/(3)/
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
     /(3)/  See Note 1, above.

                               Page 5 of 10 Pages

Item 1. Security Issuer.

        The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock" or "RCN Common Stock") of RCN Corporation, a Delaware corporation (the "Issuer" or "RCN"). The principal executive offices of the Issuer are located at 105 Carnegie Center, Princeton, New Jersey 08540.

Item 2. Identity and Background.

(a) This Statement is filed by NSTAR, a Massachusetts business trust ("NSTAR"), NSTAR Communications Securities Corporation, a Massachusetts securities corporation ("NSTAR Securities"), and Mr. Thomas J. May ("Mr. May," with NSTAR, NSTAR Securities and Mr. May referred to together as the "Reporting Persons").

(b) The address of the principal place of business of NSTAR is 800 Boylston Street, Boston, Massachusetts 02199. The address of the principal place of business of NSTAR Securities is c/o NSTAR, 800 Boylston Street, Boston, Massachusetts 02199. Mr. May's business address is c/o NSTAR, 800 Boylston Street, Boston, Massachusetts 02199.

(c) NSTAR's principal business is wholesale and retail energy delivery, serving gas and electric customers. NSTAR Securities' is a securities holding company and does not engage in business activities. Mr. May is the Chairman of the Board, President and Chief Executive Officer of NSTAR. Mr. May also serves on the Board of Directors of RCN.

(d) During the last five years, none of Reporting Persons and none of the Listed Persons (to the knowledge of the undersigned Reporting Persons) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and none of the Listed Persons (to the knowledge of the undersigned Reporting Persons) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. May is a citizen of the United States.

        In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the trustees, directors, executive officers and controlling persons of NSTAR and NSTAR Securities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the "Listed Persons") and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

        On June 17, 1997, BecoCom, Inc., now by name change NSTAR Communications, Inc. ("NSTAR Communications"), a wholly-owned subsidiary of NSTAR, and C-TEC Corporation, the former corporate parent of RCN, entered into an Exchange Agreement (the "Exchange Agreement"). Pursuant to the Exchange Agreement, NSTAR Communications has the right, from time to time in accordance with the terms of the Exchange Agreement, to exchange all or a portion of NSTAR

                               Page 6 of 10 Pages

Communications' membership interest in RCN-BecoCom, LLC, a joint venture between NSTAR Communications and RCN Telecom Services, Inc., a wholly-owned subsidiary of RCN, for shares of Common Stock of RCN. NSTAR Communications has made three exchanges of interests in RCN-BecoCom, LLC ("RCN-BecoCom") under the Exchange
Agreement: (a) an exchange of an interest in the Joint Venture (valued at $11,359,162) for 1,107,539 shares of Common Stock on or around February 23, 1999; (b) an exchange of an interest in the Joint Venture (valued at $90,491,535) for 2,989,654 shares of Common Stock on or around March 2, 2000; and (c) an exchange of an interest in the Joint Venture (valued at $152,145,000) for 7,500,000 shares of Common Stock on June 19, 2002. NSTAR Securities, a wholly-owned subsidiary of NSTAR Communications, directly holds the 11,597,193 shares of Common Stock acquired pursuant to the Exchange Agreement.

        Of the 30,969 shares of Common Stock and options to purchase Common Stock over which Mr. May has sole power to vote and power of disposition, Mr. May acquired 10,969 shares of Common Stock as compensation from RCN for serving as a Non-Employee Director on RCN's Board of Directors and the Audit Committee of the Board of Directors. Mr. May also holds 4,000 shares of Common Stock that he purchased with his personal funds in the open market. Mr. May holds 16,000 options to purchase shares of Common Stock that were granted to him pursuant to the 1997 Stock Plan for Non-Employee Directors and which are vested or will vest within 60 days after the date this Statement is filed.

Item 4. Purpose of Transaction.

        Mr. May acquired 4,000 shares of Common Stock for investment purposes, and acquired 26,969 shares of Common Stock in consideration for his service on the Board of Directors of RCN. The remaining 11, 597,193 shares of Common Stock were acquired by the Reporting Persons for investment purposes.

        RCN has filed a shelf registration statement on Form S-3 for the resale of 11, 597,193 shares of Common Stock by NSTAR. Although NSTAR has no present plans to dispose of all or a substantial majority of shares, it may sell all or some of the shares from time to time pursuant to the registration statement. Other than as described in the preceding sentences, none of the Reporting Persons and none of the Listed Persons (to the knowledge of the Reporting Persons) has present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

        Each of the Reporting Persons also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

(a) NSTAR beneficially owns 11,597,193 shares of Common Stock (approximately 10.6% of the shares of the Common Stock). NSTAR Securities beneficially owns 11,597,193 shares of Common Stock (approximately 10.6% of the shares of the Common Stock). Mr. May beneficially owns 11,628,162 shares of Common Stock (approximately 10.6% of the shares of the Common Stock). The foregoing percentages are calculated based upon 109,621,992 shares of Common Stock outstanding, which is the sum of (a) 102,121,992 shares of Common Stock outstanding as of March 20, 2002, as reported by RCN in its most recent filing with the Securities and Exchange Commission, and
        (b) 7,500,000 shares of Common Stock issued pursuant to the Exchange Agreement, as described in Item 4 of this Statement.

                               Page 7 of 10 Pages

(b) NSTAR has shared power to vote and shared power to dispose of 11,597,193 shares of Common Stock. NSTAR Securities has shared power to vote and shared power to dispose of 11,597,193 shares of Common Stock. Mr. May has shared power to vote and shared power to dispose of 11,597,193 shares of Common Stock, and sole power to vote and sole power to dispose of 30,969 shares of Common Stock.

(c) On June 19, 2002, NSTAR exchanged an equity interest in the Joint Venture valued at $152,145,00 for 7,500,000 shares of Common Stock, resulting in an implied value of approximately $20.29 per share of Common Stock. The transaction was effected in The Commonwealth of Massachusetts in accordance with the terms of the Exchange Agreement described in Item 4 above.

(d) As the parent corporation of NSTAR Securities, NSTAR Communications has (subject to the control of NSTAR, its ultimate parent entity) the right to receive and power to direct the receipt of dividends from, or the proceeds from the sale of, 11,597,193 shares of Common Stock. This item is not applicable with respect to the 30,969 shares of Common Stock over which Mr. May has the sole power to vote and sole power of disposition.

(e)     Not applicable.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In connection with the exchange of interests in the Joint Venture for 7,500,000 shares of Common Stock effected on June 19, 2002, NSTAR entered into a letter agreement with RCN, dated June 19, 2002, which provides that, for a period of one year from the date of the agreement, none of NSTAR or any person controlled by NSTAR (excluding Mr. May in his capacity as a director of RCN) (the "NSTAR Parties") will, without the prior written consent of RCN: (a) acquire securities of RCN or its subsidiaries if, as a result, the NSTAR Parties would beneficially own securities of RCN entitled to more than 10.75% of the aggregate number of votes which may be cast by holders securities of RCN; (b) grant any proxies with respect to voting securities of RCN or deposit any voting securities in a voting trust or similar arrangement; (c) make or participate in any solicitation of proxies to vote, or seeking to influence the voting of, securities of RCN; (d) participate in any acquisition transaction, business combination or similar extraordinary transaction involving RCN or any of its subsidiaries, securities or assets; (e) participate in a "group" as defined in
Section 13(d)(3) of the Exchange Act in connection with any of the foregoing;
(f) take any action which might force RCN or any of its subsidiaries to make a public announcement with respect to any of the foregoing, (g) seek to influence the management of RCN, or (h) request amendment or waiver of any provision of the letter agreement.

        In accordance with the terms of the Exchange Agreement between NSTAR Communications and RCN, NSTAR Communications has the right: (i) to convert portions of NSTAR Communications' ownership interest in RCN-BecoCom into shares of RCN Common Stock from time to time; (ii) to require RCN to purchase any portion of NSTAR Communications' interest in RCN-BecoCom that it is unable to exchange for RCN Common Stock; (iii) to require RCN to register RCN Common Stock issued to NSTAR Communications; and (iv) if RCN proposes to register securities other than those owned by NSTAR Communications, to register RCN Common Stock issued to NSTAR Communications along with such other securities. However, RCN and NSTAR Communications have agreed to amend the Exchange Agreement to eliminate the rights described in items (i) and (ii) of the preceding sentence. The terms of the Exchange Agreement also require RCN to offer to NSTAR Communications a preemptive right to purchase a pro rata share of certain securities of RCN prior to their issuance.

                               Page 8 of 10 Pages

        Other than as described in the preceding paragraphs, the Reporting Persons and the Listed Persons (to the knowledge of the Reporting Persons) presently have no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A

        Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit B

        Letter Agreement between NSTAR and RCN dated June 19, 2002.

                               Page 9 of 10 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              NSTAR

Dated:  June 25, 2002                     By: /s/ Douglas S. Horan
                                              ----------------------------------
                                              Douglas S. Horan
                                              Senior Vice President/Strategy,
                                                Law & Policy, Clerk and General
                                                Counsel

                                              NSTAR COMMUNICATIONS
                                              SECURITIES CORPORATION

Dated:  June 25, 2002                     By: /s/ Douglas S. Horan
                                              ----------------------------------
                                              Douglas S. Horan
                                              Senior Vice President/Strategy,
                                                Law & Policy, Clerk and General
                                                Counsel

Dated:  June 25, 2002                     By: /s/ Thomas J. May
                                              ----------------------------------
                                              Thomas J. May

                               Page 10 of 10 Pages

                                                                      SCHEDULE 1

                                      NSTAR

Trustees

Thomas J. May
NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Chairman of the Board, President, Chief Executive Officer of NSTAR
Citizenship: U.S.A.

Gary L. Countryman
Liberty Mutual Group
175 Berkeley Street
Boston, MA 02117
Principal Occupation: Chairman Emeritus and a Director, Liberty Mutual Holding Company Inc. (Financial services)
Citizenship: U.S.A.

Daniel Dennis
Daniel Dennis & Co. LLP
116 Huntington Avenue
Boston, MA 02116
Principal Occupation: Certified Public Accountant
Citizenship: U.S.A.

Thomas G. Dignan, Jr.
8 Saddle Ridge Road
Sudbury, MA 01776
Principal Occupation: Of Counsel, Ropes & Gray (Law firm)
Citizenship: U.S.A.

Charles K. Gifford
FleetBoston Financial
100 Federal Street - 26/th/ Fl
Boston, MA 02110
Principal Occupation: President, Chief Executive Officer and a Director, FleetBoston Financial (Bank holding company)
Citizenship: U.S.A.

Matina S. Horner
Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017Principal Occupation: Executive Vice President, Teachers Insurance and Annuity Association/College Retirement Equities Fund (Financial services
Citizenship: U.S.A.

Franklin M. Hundley
Rich, May, PC
176 Federal Street - 6/th/ Fl.
Boston, MA 02110-2223
Principal Occupation: Of Counsel, Rich, May, P.C. (Law firm)
Citizenship: U.S.A.

Paul A. La Camera
WCVB-TV
5 TV Place
Needham, MA 02494
Principal Occupation: President and General Manager, WCVB-TV Channel 5 Boston (Broadcasting)
Citizenship: U.S.A.

Sherry H. Penney
College of Management
UMass Boston
McCormack Bldg., Room 432
100 Morrissey Boulevard
Boston, MA 02125-3393
Principal Occupation: Sherry H. Penney Professor of Leadership, College of Management, University of Massachusetts at Boston
Citizenship: U.S.A.

Gerald L. Wilson
Massachusetts Institute of Technology
77 Massachusetts Avenue, Room 4-405
Cambridge, MA 02139
Principal Occupation: Vannevar Bush Professor of Engineering, Massachusetts Institute of Technology
Citizenship: U.S.A.

Executive Officers

Thomas J. May
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Chairman of the Board, President, Chief Executive Officer
Citizenship: U.S.A.

Douglas S. Horan
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Senior Vice President/Strategy, Law & Policy, Clerk and General Counsel
Citizenship: U.S.A.

James J. Judge
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Senior Vice President, Treasurer and Chief Financial
Officer
Citizenship: U.S.A.

Eugene J. Zimon
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Senior Vice President/Information Technology
Citizenship: U.S.A.

Werner J. Schweiger
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Senior Vice President/Operations
Citizenship: U.S.A.

Joseph R. Nolan, Jr.
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Senior Vice President - Corporate Relations
Citizenship: U.S.A.

Robert J. Weafer, Jr.
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Vice President, Controller and Chief Accounting Officer
Citizenship: U.S.A.

Controlling Persons

N/A

Executive Officers and Directors of Ultimate Control Person

N/A

                   NSTAR Communications Securities Corporation

Directors

Thomas J. May
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Chairman of the Board, President and Chief Executive Officer of NSTAR
Citizenship: U.S.A.

Douglas S. Horan
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Senior Vice President/Strategy, Law & Policy, Clerk and General Counsel of NSTAR
Citizenship: U.S.A.

James J. Judge
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Senior Vice President, Treasurer and Chief Financial Officer of NSTAR
Citizenship: U.S.A.

Executive Officers

Thomas J. May, Chairman of the Board, President and Chief Executive Officer c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Chairman of the Board, President and Chief Executive Officer of NSTAR
Citizenship: U.S.A.

James J. Judge, Senior Vice President, Treasurer and Chief Financial Officer c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Senior Vice President, Treasurer and Chief Financial Officer of NSTAR
Citizenship: U.S.A.

Douglas S. Horan, Senior Vice President/Strategy, Law & Policy, Clerk and General Counsel
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Senior Vice President/Strategy, Law & Policy, Clerk and General Counsel of NSTAR
Citizenship: U.S.A.

Robert J. Weafer, Jr., Vice President, Controller and Chief Accounting Officer c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Principal Occupation: Vice President, Controller and Chief Accounting Officer of NSTAR
Citizenship: U.S.A.

Controlling Persons

NSTAR Communications Securities Corporation is a wholly-owned subsidiary of NSTAR Communications, Inc.

Executive Officers and Directors of Ultimate Control Person

NSTAR is the ultimate parent entity of NSTAR Communications Securities Corporation. The directors and executive officers of NSTAR are listed above.